                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. __)


                               Planet Zanett, Inc.
                            ------------------------
                                (NAME OF ISSUER)

                     Common Stock, $.001 par value per share
                  ---------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   72704X 10 5
                        --------------------------------
                                 (CUSIP NUMBER)


                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 21, 2001
                 ----------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


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CUSIP No. 72704X 10 5                                          Page 2 of 6
          -----------                                               --   --


-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bruno Guazzoni
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)   |_|
      (b)   |_|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)          |_|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      European Union
-------------------------------------------------------------------------------
NUMBER OF SHARES             7.   SOLE VOTING POWER
BENEFICIALLY OWNED                6,321,203
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                  8.   SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER
                                  6,321,203
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,321,203
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    |_|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.46%**
-------------------------------------------------------------------------------


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CUSIP No. 72704X 10 5                                          Page 3 of 6
          -----------                                               --   --




-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT


** Based upon information contained in Planet Zanett, Inc.'s Quarterly Report on Form 10-Q filed on November 14, 2001, the number of shares of Common Stock outstanding is 24,826,449.

CUSIP No. 72704X 10 5                                          Page 4 of 6
          -----------                                               --   --



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                               Planet Zanett, Inc.

     This Report is filed by Bruno Guazzoni on Schedule 13D with respect to the common stock, $.001 par value per share (the "Common Stock"), of Planet Zanett, Inc. ("Planet Zanett").

     The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the Common Stock of Planet Zanett. The principal executive office of Planet Zanett is located at 135 E. 57th Street, 15th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

     Bruno Guazzoni is a citizen of the European Union and has a business address located at 135 E. 57th Street, 15th Floor, New York, New York 10022. Mr. Guazzoni is an individual engaged in the purchase of securities for investment.

     During the last five years Mr. Guazzoni has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration paid for the acquisition of the Common Stock of Planet Zanett consisted of seven (7) Class A Units of Holdings Investments, LLC beneficially owned by Mr. Guazzoni, which were exchanged for 269,443 shares of Common Stock of Planet Zanett beneficially owned by Holdings Investments, LLC (the "Redemption"). In addition, Mr. Guazzoni purchased 548,050 shares of Common Stock of Planet Zanett from Holdings Investments, LLC for $550,000 in cash (the "Purchase"). The

CUSIP No. 72704X 10 5                                          Page 5 of 6
          -----------                                               --   --


Redemption and Purchase were affected pursuant to a Redemption and Stock Purchase Agreement by and between Holdings Investments, LLC and Mr. Guazzoni. Mr. Guazzoni utilized his personal funds to consummate the Purchase.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Guazzoni acquired the Common Stock for investment. Mr. Guazzoni does not currently have any plan or intention to acquire additional securities of Planet Zanett. Depending on the market conditions for the Common Stock, other investment opportunities available to Mr. Guazzoni, and based upon other considerations, Mr. Guazzoni may purchase and/or dispose of shares of Common Stock from time to time.

     To the best knowledge of Mr. Guazzoni, he has no plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The total of number of shares of Common Stock that Mr. Guazzoni beneficially owns is 6,321,203 shares or 25.46% of the outstanding Common Stock (based upon 24,826,449 shares of Common Stock outstanding as reported in Planet Zanett's Quarterly Report on Form 10-Q filed on November 14, 2001). Mr. Guazzoni retains the sole power to vote and the sole power to dispose of 6,321,203 shares of Common Stock of Planet Zanett beneficially owned by him and reported herein. During the past 60 days, Mr. Guazzoni has effected the following transactions in the Common Stock through the open market:

                                   NUMBER OF
          DATE                  SHARES PURCHASED             PRICE
          ----                  ----------------             -----
        09/28/01                  3,500 shares          $2.12 per share
        10/01/01                  8,000 shares          $2.12 per share
        10/05/01                  1,700 shares          $2.03 per share
        10/29/01                  5,883 shares          $2.03 per share
        11/21/01                  3,443 shares          $2.02 per share
        11/26/01                  2,000 shares          $2.30 per share

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between Planet Zanett and the Reporting Person with respect to securities of Planet Zanett.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

CUSIP No. 72704X 10 5                                          Page 6 of 6
          -----------                                               --   --



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 29, 2001                               /s/ Bruno Guazzoni
                                                      -------------------------
                                                      Bruno Guazzoni